Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Colin Hanna gets it - @Sprint’s merger with @TMobile will INCREASE competition, not decrease and that’s great news for consumers who will have better choices and lower prices! [Investor info: sprint.co/2N7kp37 ]

https://www.investors.com/politics/commentary/t-mobile-sprint-merger/:

Two Big Reasons In Favor Of T-Mobile-Sprint Merger

COLIN HANNA - 7/09/2018

The principal objection raised by opponents to the T-Mobile-Sprint merger is that it will reduce competition in the wireless industry. That argument, which sounds intuitively valid at first, rests on two flaws.

The first flaw is that opposition to the merger as anti-competitive ignores the relative sizes of the existing major four carriers. Verizon and AT&T each have roughly one-third of all wireless users, while T-Mobile and Sprint each have roughly one-sixth.

Particularly in the face of the enormous capital costs of implementing 5G technology nationwide, the two smallest competitors have a structural competitive disadvantage. Combining them would make three roughly equal-size competitors.

That’s a formula that virtually guarantees robust competition.

Without the merger, the smaller two will be capital-constrained. They will probably lag in the rollout of 5G, if not at the outset, then later.

They could each wind up with such a technological disadvantage that they begin to lose customers on an irreversible trend that could easily conclude with only two surviving major carriers. That possibility should trouble any free-market advocate.

How ironic it would be if the opponents of the merger claiming it would reduce competition unwittingly set the stage for greater concentration and far less competition in the long run.

Three similar-sized competitors will compete vigorously. But two competitors can settle into a comfortable oligopoly, in which competition is merely symbolic rather than real.

Some opponents of the merger are recycling successful arguments from opposition to the failed AT&T-T-Mobile merger attempt in 2011. Those arguments do not apply to the current case.

That merger would have been anti-competitive. Why? It would have taken one of the scrappiest and most creative competitors, T-Mobile, out of the game altogether. It would have left Sprint alone as the only challenger to the potential Verizon-AT&T oligopoly.

Like T-Mobile, Sprint has been an aggressive and innovative competitor. Putting those two together in the currently proposed merger will unify and strengthen the competitive alternative to a Verizon-AT&T oligopoly, whereas the proposed AT&T-T-Mobile merger of seven years ago would have weakened it.

The second flaw in the arguments of opponents to the merger is that rolling out 5G technology by the two smaller competitors will likely result in duplicated and redundant 5G capacity in densely-populated cities at the cost of rural and middle America.

There are myriad areas in our country with dead spots and weak coverage areas. If T-Mobile and Sprint remain separate and capital-constrained, then basic business economics will dictate that they concentrate their available capital deployment in major cities.

Merger And 5G

It is in the public interest to expand 5G technology to unserved and under-served areas. That’s much more likely if costly and unnecessary duplication in urban areas is minimized.

When the Department of Justice, the Federal Communications Commission and the Congress review the proposed merger, they should thoughtfully and thoroughly consider the long-term competitive impact, not only the immediate competitive impact.

If they do, they should see that three strong competitors of roughly equal size will better serve the public interest. The proposed T-Mobile-Sprint merger is pro-competitive, not anti-competitive.

g Hanna is president of Let Freedom Ring USA, Inc., a non-profit public policy organization. It promotes constitutional government, free enterprise and traditional values.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.